Exhibit (e)(29)

CONTRACT OF EMPLOYMENT

CONTRACT DATE: July 1st 2024

BETWEEN:

1.	OLINK PROTEOMICS LIMITED of 24 Old Queen Street, London, SW1H 9HP, United Kingdom ("the Company")

2.	LINDA RAMIREZ-EAVES of 33 Marlborough Road, Richmond, TW10 6JT, United Kingdom (“the Employee”)

It is agreed that the Company will employ you upon and subject to the following terms and conditions.

For the avoidance of doubt any benefits not previously paid or varied under this Agreement and the new rate of Salary will commence from the Contract Date above.

1	COMMENCEMENT OF EMPLOYMENT

1.1	This agreement will commence on 19 March 2023. For the avoidance of doubt the 25 February 2019 is the date your continuous employment with the Company began.

1.2	Subject to clause 1.1, your employment with any previous employers will not count towards your statutory period of continuous employment with the Company.

1.3	You represent and warrant to the Company that by entering into this agreement or performing any of your obligations under it, you will not be in breach of any express/implied terms of any contract or other obligation binding on you.

2	PROBATION

2.1	You will not have any probationary period.

3	DUTIES

3.1	You will be employed by the Company as General Counsel, but you may be required to carry out other duties as necessary to meet the needs of the Company, as the Company may reasonably direct from time to time and commensurate with your job title and status.

3.2	You will ensure that you maintain your professional qualifications and are all times compliant with your professional, regulatory and ethical duties as General Counsel. The Company shall pay upon prior written approval the costs of your legal license or practicing certificate and reasonable continuing legal education requirements.

3.3	You and the Company will agree a Job Description for your role as General Counsel, which thereafter may be amended from time to time to take into account the changing nature of your role and the operation of the Company, following consultation with you and provided always that such changes are commensurate with your job title and status.

During your employment you shall:

i.	unless prevented by incapacity, devote the whole of your time, attention and abilities to our business and the business of any group company of which you are an officer and not work for anyone else;

ii.	diligently exercise such powers and perform such duties as we may from time to time assign to you together with such person or persons as we may appoint to act jointly with you;

iii.	comply with all reasonable and lawful directions given to you by us;

iv.	promptly make such reports and provide such information to the CEO in connection with the Company and or any group company's affairs or your duties on such matters and at such times as are reasonably required;

v.	report your own wrongdoing and any wrongdoing or proposed wrongdoing of any other employee or director of the Company and or of any Group Company to the CEO immediately on becoming aware of it;

vi.	and use your best endeavours to promote, protect, develop and extend our business and the business of any group company.

3.4	You shall:

i.	comply with all applicable laws, regulations, codes and sanctions relating to anti- bribery and anti-corruption including but not limited to the Bribery Act 2010;

ii.	not engage in any activity, practice or conduct which would constitute an offence under sections 1, 2 or 6 of the Bribery Act 2010 if such activity, practice or conduct had been carried out in the UK;

iii.	promptly report to the CEO any request or demand for any undue financial or other advantage of any kind received by you in connection with your employment.

iv.	We take a zero-tolerance approach to tax evasion. You must not engage in any form of facilitating tax evasion, whether under UK law or under the law of any foreign country. You must immediately report to the CEO any request or demand from a third party to facilitate the evasion of tax or any concerns that such a request or demand may have been made.

v.	You shall comply with any rules, policies and procedures set out in the Staff Handbook, a copy of which is available from HR The Staff Handbook does not form part of this Agreement and we may amend it at any time. To the extent that there is any conflict between the terms of this Agreement and the Staff Handbook, this Agreement shall prevail.

vi.	All documents, manuals, hardware and software provided for your use by us, and any data or documents (including copies) produced, maintained or stored on our computer systems or other electronic equipment (including mobile phones), remain our property.

4	PLACE OF EMPLOYMENT

4.1	You will be based at your home office.

4.2	The Company reserves the right on reasonable notice to change this either on a temporary or permanent basis so you may be required to work at any other premises within both within and outside the UK to reflect the operational needs of the business. During your employment you shall not be required to work outside the United Kingdom for a continuous period of more than one month.

4.3	The parties agree that the nature of the Employee’s position is such that the Employee’s working time cannot be measured and, accordingly that the Employee’s employment falls within the scope of Regulation 20 of the Working Time Regulations.

5	HOURS OF WORK

5.1	Your normal working hours are 9.00 am to 6.00 pm Monday to Friday. You will be entitled to up to one hour for lunch per working day which will be unpaid.

5.2	You may be required to extend your hours as necessary in order to meet the full requirements of your job, but you will not be paid overtime for these additional hours.

5.3	You shall devote the whole of your working time to the duties of your employment and must not be involved in any activity which is in conflict with the interests of the Company's business.

6	REMUNERATION

6.1	You will be paid £266,266.00 less tax and employee national insurance contributions per annum payable monthly in arrears on or about the 25th of each month.

6.2	Your salary shall be reviewed by the CEO annually. We are under no obligation to award an increase following a salary review. There will be no review of the salary after notice has been given by either party to terminate your employment.

6.3	You will be paid a car allowance of £9,900.00 a year which shall be payable together with and in the same manner as your salary and less tax and employee national insurance contributions.

6.4	We may deduct from your salary, or any other sums owed to you, any money owed to us or any Group Company by you.

7	BENEFITS

7.1	You may be provided with the following benefits during your employment, subject to any rules applicable to the relevant benefit from time to time in force:

a)	(Group) Private Medical Insurance provided by Bupa, subject to terms and conditions of the policy from time to time in force;

b)	Group Income Protection Cover with Canada Life, subject to terms and conditions of the policy from time to time in force;

1.4	For the avoidance of doubt, the non-salaried allowances and benefits in this Clause 7 do not form part of your contract of employment and may be varied or withdrawn by the Company in our absolute discretion at any time, provided always that any such exercise of discretion will not be perversely exercised.

8	EXPENSES

8.1	The Company shall reimburse you for all reasonable expenses wholly and properly incurred in the course of your employment subject to production of receipts or other appropriate evidence of payment. You shall abide by any Company expense policy from time to time in force.

8.2	Any credit card supplied to you by us shall be used only for expenses incurred by you in the course of your employment.

9	DEDUCTIONS AND RECOUPMENTS

9.1	The Company reserves the right at any time during your employment, or upon termination of your employment, to deduct from any salary any overpayment made and/or monies owed to the Company by you. This includes but is not limited to any excess holiday, outstanding loans, advances of wages, relocation costs, parking fines, cash or stock shortages for which you are responsible, pension contributions, season ticket loan repayments and the cost of repairing any damage or loss caused by you to any of the Company's property.

9.2	Should discretionary external course fees (i.e. those that are not mandatory for regulatory reasons) be incurred on your behalf during the course of your employment and you voluntarily resign from the Company before or after the completion of the course, the Company shall have the right to require you to repay to the Company (whether by deduction or otherwise), the whole or a proportion of the external course fees paid to you or on your behalf on the following basis:

Date of Resignation	Proportion of Fees to be Repaid
Before completion of the course	100%
After completion of the course	100% to be reduced by 1/12th for each complete month that has passed between the end of the Training Course and the date your employment terminates.

10	BONUS

10.1	You will be entitled to earn a discretionary bonus subject to the terms of the Company's bonus scheme that we may in our absolute discretion determine from time to time. Your annual bonus target is up to 35% of your base salary.

10.2	Any bonus payment to you shall be purely discretionary and shall not form part of your contractual remuneration under this Contract. If we make a bonus payment to you in respect of a particular financial year of the Company (being the period from Jan 1st – Dec 31st, we shall not be obliged to make subsequent bonus payments in respect of subsequent financial years of the Company.

10.3	Notwithstanding clause 10.2, you shall in any event have no right to a bonus or a time- apportioned bonus if:

i.	you have not been employed throughout the whole of the relevant financial year of the Company; or

i.	your employment terminates for any reason or you are under notice of termination (whether given by you or by us) at or prior to the date when a bonus might otherwise have been payable.

10.4	In circumstances where your employment is terminated by reason of redundancy, the Board may exercise its discretion to pay you a pro rata payment for your bonus to the proposed effective date of termination, subject always to the Company awarding a Bonus for that year and you having met key metrics for a bonus award. If any such pro rata bonus is paid to you, it will be paid at the same time other bonuses are paid by the Company to staff for that bonus year.

10.5	Any bonus payment shall not be pensionable.

10.6	We reserve the right to vary, amend or withdraw entitlement to a discretionary bonus and or to revise the terms of the Company’s Discretionary Bonus Plan in our absolute discretion.

11	PENSION

11.1	The Company will comply with the employer pension duties in respect of your employment with the Company in accordance with the Pensions Act 2014 as and when due.

11.2	You are eligible to be enrolled into Aegon pension scheme administered by Olink with employer contributions of 5.5% of salary and your contribution of minimum 5,5%.% of salary.

12	ANNUAL LEAVE

11.3	The Company's holiday year runs from 1 January to 31 December.

11.4	You are entitled to 25 working days paid holiday per annum in addition to all UK public and bank holidays.

11.5	All holiday requests must be approved in advance by the Company.

11.6	A maximum holiday entitlement of 5 days may be carried forward from one holiday year to the next and must be taken within the first 2 months of the new holiday year, save that you shall be entitled to carry forward all 2024 accrued but untaken holiday accrued as at the date of this agreement into the 2025 holiday year. No more than two weeks holiday may usually be taken at any one time.

11.7	If you only work for the Company for part of the holiday year, or on a part time basis your entitlement to annual leave entitlement will be calculated on a pro rata basis.

11.8	The Company may at its discretion direct you to take any outstanding accrued holiday during your employment or any period of notice to terminate your employment. You will receive payment of your basic salary (as detailed in clause 6.1) for any holiday that has accrued but not been taken at the date your employment terminates. If, when your employment is terminated, you have taken any holiday in excess of the holiday that has accrued to you, this will be deducted from your final salary, on the basis that each day of paid holiday is equal to 1/260th of your basic salary.

12	SICKNESS

12.1	If you are absent from work due to sickness or injury, you shall receive full pay for up to an aggregate of 4 weeks in any 52 week period, inclusive of your entitlement (if any) to statutory sick pay for all periods of properly certified sickness absence subject to and in accordance with the rules applicable to statutory sick pay for the time being in force.

12.2	The Company reserves the right to request for your consent to partake in a medical examination (at the Company’s expense) by a doctor nominated by the Company, should the Company so require. In addition to this you may be asked to give your consent to agree that any report produced in connection with any such examination may be disclosed to the Company and the Company may discuss the contents of the report with the relevant doctor

12.3	If the Incapacity is or appears to be occasioned by actionable negligence, nuisance or breach of any statutory duty on the part of a third party in respect of which damages are or may be recoverable, you shall immediately notify us of that fact and of any claim, settlement or judgment made or awarded in connection with it and all relevant particulars that the Company may reasonably require. You shall if required by us, co-operate in any related legal proceedings and refund to us that part of any damages or compensation recovered by you relating to the loss of earnings for the period of the Incapacity as we may reasonably determine less any costs borne by you in connection with the recovery of such damages or compensation, provided that the amount to be refunded shall not exceed the total amount paid to you by us in respect of the period of Incapacity.

13	ADDITIONAL PAID AND UNPAID LEAVE

13.1	The Company does not currently offer any additional paid leave.

13.2	You may be eligible to take the following types of statutory paid leave, subject to any statutory eligibility requirements or conditions and the Company's rules applicable to each type of leave in force from time to time:

i.	statutory maternity leave;

ii.	statutory paternity leave;

iii.	statutory adoption leave;

iv.	shared parental leave;

v.	parental bereavement leave.

13.3	We may replace, amend or withdraw the Company's policy on any of the above types of leave at any time.

14	CONFIDENTIAL INFORMATION

14.1	You shall neither during your employment (except in the proper performance of your duties or with the express written consent of the Company) nor at any time (without limitation) after the termination of your employment except in compliance with an order of a competent court:

14.1.1	divulge or communicate to any person, company, business entity or other organisation;

14.1.2	use for your own purposes or for any purposes other than those of the Company; or

14.1.3	through any failure to exercise due care and diligence, cause any unauthorised disclosure of;

any trade secrets or confidential information relating to the Company or any Associated Company ("Confidential Information"). These restrictions will not apply to any information which shall become available to the public generally, otherwise than as a result of or in connection with any breach by you of your obligations to protect Confidential Information.

14.2	Schedule 1 sets out what the Company regards as Confidential Information.

14.3	You shall at all times both during the continuance of your employment and afterwards inform the Company of any actual, suspected or threatened use or disclosure of any Confidential Information and shall at the cost and expense of the Company unconditionally render such assistance to restrain such further use or disclosure as the Company may request.

14.4	Nothing in this clause 14 precludes you from making a protected disclosure as defined in Section 43A Employment Rights Act 1996.

15	INTELLECTUAL PROPERTY

15.1	You agree to comply with the terms of Schedule 2, which specifically forms part of your contract of employment.

16	NOTICE OF TERMINATION

16.1	Either party may terminate your employment by serving 2 months written notice;

16.2	The Company may at its absolute discretion elect to terminate your employment with immediate effect by paying your basic salary only (as detailed in clause 6.1 above) in lieu of notice. For the avoidance of doubt, the Company's right to make a payment in lieu of notice does not give you any right to receive such a payment.

16.3	The Company will be entitled during any period of notice given to require you to cease to attend at the premises of the Company and/or cease to undertake any work during all or any part of your period of notice (known as "Garden Leave"). During any such period of Garden Leave you may be required

16.3.1	not to perform your duties;

16.3.2	to abstain from contacting any client, consultant, customer, supplier, adviser, agent, director, employee, or worker of the Company or of any Associated Company

16.3.3	not to enter any premises of the Company or any Associated Company; and/or

16.3.4	on request, to resign from any or all offices in the Company and any Associated Company;

16.3.5	to return to the Company all documents and other materials (including copies) belonging to the Company and/or any Associated Company) except that you will be entitled to retain until the termination of your employment or for as long as you continue as a director of the Company or any Associated Company copies of board papers received by you during the course of your employment in your capacity as a director of the Company or any other Associated Company.

16.3.6	During any period of Garden Leave your access to the Company’s IT and or communications systems may in the Company’s absolute discretion be suspended for all of part of any such leave period.

16.4	Salary (and other benefits) will not cease to be payable to you by reason of any suspension or exclusion pursuant to clause 17.3 and throughout any such period of suspension or exclusion you:

16.4.1	will continue to be an employee of the Company; and

16.4.2	will continue to be bound by the duty of fidelity and by the terms of this Contract; and

16.4.3	must, unless otherwise agreed in writing, remain on call to perform such work as is reasonably required of you; and

16.4.4	may not during your working hours directly or indirectly be employed by nor provide services to any third party; and

16.4.5	must not make any internal or external announcement regarding the Company or any Associated Company or its or their business, or your suspension, exclusion or requirement, unless it has been approved in advance by the Company; and

16.4.6	must not make any preparations to compete with the Company or any Associated Company; and

16.4.7	may be required to take any accrued but outstanding holiday entitlement, provided that holiday periods are agreed with the Company in advance in accordance with its standard policy.

16.5	You agree that during any period of notice given by either party, you will give to the Company or such person nominated by it all such assistance and co-operation in effecting a smooth and orderly handover of your duties as the Company may reasonably require.

16.6	The Company may during any period of notice given by either party, appoint a person to perform your duties jointly with you or, during any period of suspension pursuant to clause 17.3 to perform all or some of your duties in your place.

17	RETURN OF COMPANY PROPERTY

17.1	Upon the termination of your employment for whatever reason or upon request at any time by the Company you will immediately return all documents relating to the business or affairs of the Company or Associated Company or any Confidential Information together with any other property belonging to the Company or Associated Company which may then be in your possession or under your control. You may at this point be required to sign any undertaking that no such property has been removed from the Company's offices and that any such property which has been removed has been duly returned to the Company.

18	POST TERMINATION RESTRICTIONS

18.1	You will be bound by the post termination restrictions set out in Schedule 3 to this Contact, which specifically form part of your contract of employment.

19	DISCIPLINARY AND GRIEVANCE PROCEDURES

19.1	The Company’s Dismissal, Disciplinary and Grievance Procedures are set out in the policy provided to you and do not form any part of your contract of employment.

20	CHANGES TO TERMS AND CONDITIONS

20.1	The Company reserves the right to amend your terms and conditions of employment in accordance with evolving legislation and the Company’s operational needs. The Company will notify you in writing of any change as soon as possible and in any event, within one month of the change, provided always that any such changes are commensurate with your job title and status’.

21	HEALTH & SAFETY AT WORK

21.1	The Company is committed to ensuring, so far as reasonably practicable, that the workplace of every employee is safe, does not pose a risk to health and does not cause damage to the environment. You are therefore required to familiarise yourself with your responsibilities as outlined by your manager.

22	COLLECTIVE AGREEMENTS

22.1	There are no collective agreements relevant to your employment.

23	DATA PROTECTION AND MONITORING

23.1	Data Protection Legislation: (i) unless and until the GDPR is no longer directly applicable in the UK, the General Data Protection Regulation ((EU) 2016/679) and any national implementing laws, regulations and secondary legislation, as amended or updated from time to time, in the UK and then (ii) any successor legislation to the GDPR or the Data Protection Act 1998.

23.2	Both parties will comply with all applicable requirements of the Data Protection Legislation. This clause 23.2is in addition to, and does not relieve, remove or replace, a party’ s obligations under the Data Protection Legislation.

23.3	The Company’s systems enable the Company to monitor telephone, email, voicemail, internet and other communications. In order to carry out its legal obligations as an employer (such as ensuring the Employee’s compliance with the Company’s IT related policies), and for other business reasons, the Company may monitor use of systems including the telephone and computer systems, and any personal use of them, by automated software or otherwise. Monitoring is only carried out to the extent permitted or as required by law and as necessary and justifiable for business purposes.

24	ENTITLEMENT TO WORK IN UK

24.1	Your employment is conditional upon you being legally entitled to live and work the UK. If your status changes and you are no longer entitled to live or work in the UK you are required to tell the Company immediately. In these circumstances your employment, subject to compliance with due process and applicable employment law may be terminated without notice or payment in lieu of notice. In these circumstances the Company will use all reasonable endeavours to sponsor you so that you remain entitled to work in the UK but, if it is not able to do so, your employment, subject to compliance with due process and applicable employment law may be terminated in accordance with clauses 17.1 and 17.2.

25	DEFINITIONS

25.1	For the purposes of this Contract "Associated Company" means any company which is from time to time a holding company or a subsidiary (as those expressions are defined in Section 1159 of the Companies Act 2006) of the Company, or a subsidiary of any such holding company and so that "subsidiary" will also include a subsidiary undertaking as defined in Section 1162 of that Act.

26	JURISDICTION

26.1	This Contract shall be governed by and construed in accordance with English law and both parties agree that any claim, dispute or matter arising under or in connection with this Contract shall be decided in the English courts which shall have the exclusive jurisdiction in any such matter.

27	THIRD PARTY RIGHTS

27.1	The Contracts (Rights of Third Parties) Act 1999 shall only apply to this Contract in relation to any Associated Company and no person other than the Employee and the Company and any Associated Company shall have any rights under it. The terms of this Contract may be varied, amended, or modified, rescinded, cancelled or terminated without the consent of any third party.

28	ENTIRE AGREEMENT

28.1	This Contract sets out the entire agreement between the parties and supersedes all prior agreements and understandings.

28.2	You acknowledge and agree that you have not been induced to enter into this Contract in reliance upon any warranty, representation, expression of opinion, understanding, agreement, undertaking, promise or assurance of any nature whatsoever other than as are expressly set out in this Contract and, to the extent that you have been so induced, you unconditionally and irrevocably waive any and all claims, rights or remedies which he might otherwise have in that regard.

28.3	Nothing in this clause 28 operates to limit or exclude any liability for fraud.

29	GENERAL

29.1	The expiry or termination of this Contract for whatsoever reason will not affect such of the provisions of it as are expressed to operate or have effect after its termination and will be without prejudice to any right of action already accrued to either party in respect of any breach of this Contract by the other party.

29.2	In no event will any delay, failure or omission (in whole or in part) in enforcing, exercising or pursuing any right, power, privilege, claim or remedy conferred by or arising under this Contract or by law, be deemed to be or construed as a waiver of that or any other right, power, privilege, claim or remedy in respect of the circumstances in question, or operate so as to bar the enforcement of that, or any other right, power, privilege, claim or remedy, in any other instance at any time or times subsequently. The rights and remedies provided by this Contract are cumulative and (unless otherwise provided in this Contract) do not exclude any other rights or remedies available in law.

29.3	You hereby irrevocably and by way of security appoint any director of the Company from time to time, jointly and severally, to be your attorney in your name and on your behalf and as your act and deed to sign, execute and do all acts, things and documents which you are obliged to execute and do under the provisions of this Contract (including, but not limited to clauses, 17.3.4 and Schedule 2) and you hereby agree immediately on the request of the Company to ratify and confirm all such acts, things and documents signed, executed or done in the pursuance of this power.

SCHEDULE 1

29.4	Any notice required to be given under the provisions of this Contract will be in writing and will be deemed to have been duly served if hand delivered or sent by electronic transmission or, within the United Kingdom, by prepaid recorded or special delivery post and, outside the United Kingdom, by prepaid international recorded airmail, correctly addressed to the relevant party's address as specified in this Contract or at such other address as either party may notify from time to time in accordance with this clause, marked for the attention of the secretary of the Company in the case of a notice addressed to the Company and you in the case of a notice addressed to you. Any such notice will, in the case of delivery, be deemed to have been served at the time of delivery and, in the case of posting, on the expiration of 48 hours after it has been posted.

29.5	Without prejudice to clause 29.1, in the event of any conflict between the terms of this Contract and any other document recording or purporting to record any term of your employment by the Company or any oral agreement, the terms of this Contract shall prevail.

29.6	This Contract may be executed in any number of counterparts and by the parties to it on separate counterparts, each of which will be an original but all of which together will constitute one and the same instrument. The Contract is not effective until each party has executed at least one counterpart and it has been received by the other party (electronic transmission being acceptable for this purpose) and the Contract has been dated by agreement between the parties (or their representatives).

This Contract sets out all the terms and conditions of your employment with the Company, including the particulars of employment required by Section 1 of the Employment Rights Act 1996.

I have read and agree to and accept the above terms and conditions, including the terms of the attached Schedules 1, 2 and 3, and Company’s Dismissal, Disciplinary and Grievance Procedures.

Executed as a DEED by

OLINK PROTEOMICS LIMITED acting by a duly authorised person, in the presence of:	Signature of authorised person

/s/ Elias Berglund	/s/ Jon Heimer
Signature of witness	JON HEIMER, CEO

Elias Berglund

Tobaksspinnargatan 4, 11736 Stockholm

Chief People Officer

Executed as a DEED by LINDA RAMIREZ-EAVES in the presence of:
Signature of party
/s/ Linda Ramirez-Eaves
Signature of witness

Name of witness in BLOCK CAPITALS

Address of witness

Occupation of witness

SCHEDULE 2

CONFIDENTIAL INFORMATION

For the purposes of clause 15, Confidential Information shall include but is not limited to:

1.	all trade secrets of the Company or any Associated Company;

2.	all information relating to prices, discounts, mark-ups, marketing, future business strategy, sales or business strategy, marketing plans, presentations, tenders and any price-sensitive information of the Company or any Associated Company;

3.	all customer lists, contact lists, supplier lists, terms of business, fees, commissions, charges details of contracts with or requirements of customers and suppliers and all details relating to information on the Company's or any Associated Company's database.

4.	all details about the Company's or any Associated Company's products, publications, processes, technologies, inventions or other intellectual property, analysis or research;

5.	all information relating to any computer software (both source code and object code) and intellectual property (which shall include copyrights, patents, utility models, trade marks, service marks, design rights (whether registered or unregistered), database rights, [semi- conductor topography rights], proprietary information rights and all other similar proprietary rights as may exist anywhere in the world) of the Company or any Associated Company;

6.	all technical data, know how, information or operations manual relating to the Company or any Associated Company, or any of its or their products or services;

7.	all information in respect of which the Company or any Associated Company owes a duty of confidence to a third party;

8.	the identity of the investors of the Company or any Associated Company;

9.	any information relating to the financial, operational or organisational structure of the Company or any Associated Company and its or their funds and/or accounts; and

10.	any information that would typically be included in the financial statements, accounts or balance sheets, including (without limitation) the amount of assets, liabilities, net worth, revenues or net income of the Company or any Associated Company.

11.	Details of the employees, officers and workers of and consultants to the Company or any Associated Company their job skills and capabilities and of the remuneration and other benefits paid to them; and

12.	any information which you ought reasonably to know is confidential and any information which has been given to the Company or any Associated Company in confidence by agents, buyers, clients, consultant, customers, supplier or any other person, firm, company or other entity.

SCHEDULE 3

INTELLECTUAL PROPERTY

For the purposes of clause 16 and this Schedule, the following definitions shall apply:

"Material" means all information, methods, techniques, inventions, processes, reports, drawings, domain names, plans, research, know-how, systems, software, confidential information, creative works, concepts and other material produced, developed or discovered by you (either alone or with others), relating to the business of the Company or any Associated Company or pertaining to, resulting from or suggested by the work you do for the Company or any Associated Company, during the term of this Contract;

"Intellectual Property Rights" means all existing and future copyright, design rights, registered designs, trademarks, patents, domain names, database rights, applications for any of these, the right to apply for any of these and all other intellectual property rights, in any part of the world, for the full term and any renewals and extensions of such rights.

1.	You will promptly disclose and deliver all Material to the Company, or as it may direct. The Company is entitled to make such use of the Material as it deems appropriate and you will not use the Material in any manner, save as is necessary in performing your duties pursuant to this Contract, and will not disclose, or permit any third party to use or disclose, the Material, in any manner, at any time either during or after termination of this Contract or your employment.

2.	To the extent that the Intellectual Property Rights have not vested or do not vest in the Company by operation of law, you hereby irrevocably assign to the Company, including by way of future assignment, with full title guarantee, absolutely and free from all encumbrances, all his right, title and interest in any and all Intellectual Property Rights in, or relating to, the Material together with all accrued rights of action in respect of any infringement of any such Intellectual Property Rights.

3.	You will, without charge to, but at the cost and expense of the Company, execute and do all such acts, matters, documents and things as may be necessary or reasonably required to obtain patent, design or other protection for any of the Material or improvements or developments of or to the Material and to vest title to the Intellectual Property Rights in, or relating to, the Material in the Company (or such company as it directs) absolutely.

4.	To the extent permitted by law, you hereby irrevocably and unconditionally waive any and all moral rights conferred by Chapter IV of the Copyright Designs and Patents Act 1988 or any rights of a similar nature under laws now or in the future in force in any other jurisdiction in and to any and all Material, such waiver being given in favour of the Company, its successors in title and assigns.

5.	The provisions of this Schedule will not be affected by the termination of this Contract or your employment for whatever reason and will continue after they both end.

6.	The Company is under no obligation to apply for or seek to obtain patent, design or other protection in relation to any of the Material or in any way to use, exploit or seek to benefit from any of the Material.

7.	You hereby warrant and agree that all Material created by you will be created solely by you and will be original or if created by or with a third party you have obtained a full unconditional assignment of any and all Intellectual Property Rights on, or relating to, such Material.

8.	You must at all times during your employment with the Company and following its termination inform the Company of any actual, suspected or threatened infringement of any Intellectual Property Right as soon as the same becomes known to you and shall at the cost and expense of the Company unconditionally render such assistance to restrain such further infringement as the Company may request.

SCHEDULE 3

POST TERMINATION RESTRICTIONS

In relation to the restrictions set out in this Schedule 3:

"Business" means any business of the Company and any Associated Company at the Termination Date and with which you were involved to a material degree during the Relevant Period;

"Customer" means any person, firm, company or other entity:

(i)    who or which at any time in the Relevant Period, was provided with goods or services by the Company or any Associated Company or was negotiating, or was in the habit of dealing with the Company or any Associated Company for the supply of any goods or services; or

(ii)   about whom or which you have confidential information, and in each case with whom or which you or any person who reports directly to you had material contact during the Relevant Period.

"Key Employee" means any person who, at the Termination Date, was employed or engaged by the Company or an Associated Company:

(a)	at a senior or key level and who was a person with whom you had material contact during the Relevant Period; or
(b)	in a position which reported directly to you either at the Termination Date or at any time in the Relevant Period ;

“Relevant Period” means the period of 6 months immediately preceding the Termination Date;

"Supplier" means any person, firm, company or other entity:

(i)             who or which was a supplier of goods and/or services (other than utilities and goods or services supplied for administrative purposes to the Company or any Associated Company at any time in the Relevant Period or;

(ii)            was negotiating with the Company or any Associated Company to supply goods or services (other than utilities) and goods and services supplied for administrative services) to the Company any Associated Company during the Relevant Period and in each case with whom or which you or any person who reports directly to you had material contact during the Relevant Period and with which you had material contact during such period;

"Termination Date" means the date your employment terminates.

"Competing Business" means any business world wide which competes or is preparing to compete with any business, carried on by the Company or any Associated Company in which you have been involved to a material extent during the Relevant Period;

"Restricted Goods or Services" means goods or services of a type provided by the Company or any Associated Company at the Termination Date;

1.    You agree with the Company that you will not directly or indirectly for a period of 6 months immediately following the Termination Date:

i)	carry on or be interested in a Competing Business, save that you may be interested: (1) in securities in a company whose shares or other securities are listed, traded and/or dealt in on any market of a Recognised Investment Exchange provided that you do not hold (and is not interested, directly or indirectly) in shares or securities conferring more than three per cent of the votes that could be cast a general meeting of that body corporate; or (2) in any class of securities not so listed, traded or dealt provided that he does not hold (and is not interested, directly or indirectly) in shares or securities conferring more than 20 per cent of the votes that could be cast a general meeting of that body corporate;

ii)	act as a consultant, employee or officer or any other capacity in a Competing Business;

iii)	either on your own account or on behalf of any Competing Business supply or facilitate the supply of Restricted Goods or Services to any Customer;

iv)	either on your own account or on behalf of any Competing Business deal with a Supplier;

v)	either on your own account or for any company, firm, person or other undertaking employ or otherwise engage or facilitate the employment or engagement of the services of any Key Employee whether or not any such Key Employee would by entering into the employment or engagement commit a breach of contract;

vi)	on behalf of any Competing Business deal with a Customer;

vii)	either on your own account or for any company, firm, person or other undertaking induce, solicit, entice or endeavour to induce, solicit or entice any Key Employee to cease working for or providing their services to the Company or any relevant Associated Company whether or not any such Key Employee would by entering into the employment or engagement commit a breach of contract;

viii)	either on your own account or on behalf of any Competing Business directly or indirectly induce, solicit or entice or endeavour to induce, solicit or entice any Customer to cease conducting any business with the Company or any Associated Company or to reduce the amount of business conducted with the Company or any Associated Company or adversely to vary the terms upon which any business is conducted with the Company or any Associated Company or to exclude the Company or any Associated Company from new business opportunities in relation to any Restricted Goods or Services;

ix)	on behalf of any Competing Business directly or indirectly induce, solicit or entice or endeavour to induce, solicit or entice any Supplier to cease conducting business with the Company or any Associated Company or to reduce the amount of business conducted with the Company or any Associated Company or adversely to vary the terms upon which any business is conducted with the Company or any Associated Company;

2.    Nothing in this Schedule shall prevent you from being engaged in or by, or participating in, any business or entity to the extent that any of your activities for such business or entity shall relate solely to matters of a type with which you were not materially concerned in the Relevant Period.

3.    The restrictions set out in this clause apply whether you are acting for your own benefit or on behalf of any person, firm, company or other entity and whether you act directly or indirectly.

4.    You agree that in the event of receiving a job offer or offer of consultancy work from another employer either during your notice period or during the time the above restriction remain in force, you will provide such a future employer with a full and accurate copy of this Schedule and shall tell the Company the identity of that employer as soon as possible after accepting the offer.

5.    Any period spent by you on "Garden Leave" in accordance with clause 16.3 of this Contract shall be deducted from the period of restriction referred to in this Schedule.

6.    Each of the obligations contained in paragraphs 1-5 above constitutes an entirely separate and independent restriction on you notwithstanding that it may be contained in the same sub-clause, paragraph, sentence or phrase. If these obligations or any part of them are found to be held invalid or unenforceable or void but would not be if some part of the obligation were deleted, modified or varied then the provision shall apply with such deletion, modification or variation as is necessary to make it valid and effective.

7.    You confirm and undertake that if you accept employment or engagement (whether as an employee, consultant or in any other capacity) with any third party during the period of any of the restrictions set out above in this Schedule, you will either on or before such acceptance provide the third party with full details of these restrictions and you consent to the Company providing a copy of these restrictions directly if it deems this to be necessary to be determined in its entire discretion.

8.    You agree and undertake that you will not induce, procure, authorise or encourage any other person, firm, company or other entity to do or procure to be done anything that if done by you would be a breach of the restrictions set out in this Schedules.

9.    The restrictions entered into by you as set out in this Schedule are given to the Company for itself and as trustee for each and any Associated Company and the Company declares that to the extent that such restrictions relate to any Associated Company the Company holds the benefit of them as trustees.